

07002296

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Colony Park Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Maxwell Road
Suite 600
(No. and Street)

Alpharetta	**Georgia**	**30004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Brown **(678) 947-0028**
(Area Code – Telephone No.)

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – If individual, state last, first, middle name)

235 Peachtree Street, NE Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)


SEC MAIL
RECEIVED
PROCESSING
FEB 2 7 2007
WASH, D.C.
202
SECTION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____Michael S. Brown____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Colony Park Financial Services, LLC**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public



TIMOTHY H. EDWARDS
NOTARY
PUBLIC
FORSYTH COUNTY, GA
Notary Public, Forsyth County, Georgia
My Commission Expires Aug. 9, 2010

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Colony Park Financial Services, LLC

Financial Statements
and Supplemental Schedule
December 31, 2006 and 2005
(with Independent
Accountants' Report thereon)





Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Colony Park Financial Services, LLC:

We have audited the accompanying balance sheets of Colony Park Financial Services, LLC (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colony Park Financial Services, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 21, 2007

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

COLONY PARK FINANCIAL SERVICES, LLC

Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets		
Cash	$ 11,954	9,962
Commissions receivable	48,241	45,883
Deposit with clearing broker/dealer	53,858	51,758
Furniture and equipment, net of accumulated depreciation of $33,196 and $30,982, respectively	3,391	5,605
	$ 117,444	113,208
Liabilities and Members' Equity		
Commissions payable to affiliate	$ -	4,036
Accounts payable and accrued expenses	49,129	43,505
Deferred rent	3,185	-
Total liabilities	52,314	47,541
Commitments		
Members' equity	65,130	65,667
	$ 117,444	113,208

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Operations

For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Investment banking and placement fees	$ 244,749	195,000
Commissions	730,265	648,900
Other income	500	1,180
Total revenues	975,514	845,080
Expenses:		
Commissions - affiliate	7,994	61,503
Compensation and benefits	884,505	741,795
Professional fees	25,744	22,794
Other operating	57,808	65,876
Total expenses	976,051	891,968
Net loss	$ (537)	(46,888)

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Members' Equity

For the Years Ended December 31, 2006 and 2005

Balance, December 31, 2004	$ 112,555
Net loss	(46,888)
Balance, December 31, 2005	65,667
Net loss	(537)
Balance, December 31, 2006	$ 65,130

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net loss	$ (537)	(46,888)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	2,214	3,039
Change in commissions receivable	(2,358)	39,726
Change in deposit with clearing broker/dealer	(2,100)	(1,186)
Change in prepaid expense	-	1,700
Change in commissions payable to affiliate	(4,036)	(5,454)
Change in accounts payable and accrued expenses	5,624	(26,972)
Change in deferred rent	3,185	-
Cash provided by (used in) operating activities	1,992	(36,035)
Cash, beginning of year	9,962	45,997
Cash, end of year	$ 11,954	9,962

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business

Colony Park Financial Services, LLC (the "Company") was incorporated under the laws of the State of Georgia on June 27, 1996 and capitalized on October 17, 1996. The Company is registered as a nonclearing broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

Relationship with Affiliate

The investment banking portion of the Company's operations are integrated, in part, with the operations of Global Capital Advisors, Ltd., which owns 98% of the Company, and Global Capital Advisors, LLC, an affiliate through common ownership. Historically, significant portions of the Company's income result directly from these affiliates' activities, and a significant amount of the Company's revenue is paid to these affiliates as investment banking expenses and override commissions. These override commissions were calculated as 15% of the Company's revenues net of expenses. This override ceased effective March 2006. During the years ended December 31, 2006 and 2005, the Company paid investment banking expenses and commissions of $7,994 and $61,503, respectively, to these affiliates.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker/dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Furniture and Equipment

Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (four to seven years).

Revenue Recognition

Investment Banking and Placement Fees

Investment banking fees and fees for private placement transactions and related expenses are recorded at closing of the securities offerings for which the Company is serving as investment banker. At times, the Company receives warrants as partial consideration for its investment banking services. The market value of these warrants, when reasonably determinable, is recorded as investment banking fees on the date received.

Retail Brokerage

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

(1) **Description of Business and Summary of Significant Accounting Policies, continued**

Income Taxes

The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their proportionate shares of the Company's earnings. The Company's net earnings or loss is allocated among the members in accordance with the Company's operating agreement.

(2) **Net Capital Requirements**

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-l") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital, as defined, of $61,561, which was $56,561 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .85 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

(3) **Employee Benefit Plan**

During 2004, the Company adopted a Simplified Employee Pension Plan Individual Retirement Account (SEP IRA) for its salaried employee. Contributions are discretionary, and are limited to the lesser of 25% of the employee's total compensation or $44,000 and $42,000 for 2006 and 2005, respectively. The Company made no contribution to this plan for 2006 and contributed $40,000 for the year ended December 31, 2005.

(4) **Commitments**

Rent expense was $15,889 and $20,400 for the years ended December 31, 2006 and 2005, respectively. During 2005, the Company relocated its offices and entered into a 48-month lease for its new office space, effective January 1, 2006. Future minimum lease payments under the lease agreement are as follows:

2007	$ 17,966
2008	18,535
2009	19,085
	$ 55,586

The new lease provides for rental abatement periods and escalating rental payments. Rental expense is being recognized on a straight-line basis over the life of the lease. The amount presented on the balance sheet as "deferred rent" represents amounts recorded as rent expense but for which payment to the landlord is not yet due.

SUPPLEMENTAL

SCHEDULE

COLONY PARK FINANCIAL SERVICES, LLC

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Computation of Net Capital:	
Members' equity	$ 65,130
Less deductions:	
Nonallowable assets consisting of furniture and equipment, net	3,391
Deduction related to haircut on securities	178
Net capital	61,561
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Net capital in excess of requirement	$ 56,561
Computation of Aggregate Indebtedness:	
Aggregate indebtedness	$ 52,314
Ratio of aggregate indebtedness to net capital	.85 to 1

Reconciliation with Company's computation (included in Part II of its FOCUS report as of December 31, 2006):

Net capital as reported in Part II (unaudited) FOCUS report	$ 83,534
Audit adjustments, net	(21,609)
Difference in nonallowable assets	(364)
Net capital, per above	$ 61,561

END